U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 5                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0362
    SUBJECT TO SECTION 16.                         EXPIRES:   SEPTEMBER 30, 1998
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......1.0
    1(b).

[X] FORM 3 HOLDINGS REPORTED

[X] FORM 4 TRANSACTIONS REPORTED

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person

   DASH DARIEN
   39 BROADWAY
   NEW YORK, NY 10006

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2. Issuer Name and Ticker or Trading Symbol

   DME INTERACTIVE HOLDINGS, INC. (DGMF)


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3. IRS or Social Security Number or Reporting Person (Voluntary)


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4. Statement for Month/Year

     12/99

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [X] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)

                                                 Chief Executive Officer



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7. Individual or Joint/Group filing (Check Applicable Line)
     [ ] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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1. Title       2. Trans-      3. Trans-      4. Securities Acquired (A)    5. Amount of        6. Owner-      7. Nature of
of Security    action         action         or Disposed of (D)            Securities          Ship Form:     Indirect Bene-
(Instr. 3)     Date           Code           (Instr. 3, 4 and 5)           Beneficially        Direct (D)     ficial Owner-
               (Month/        (Instr.8)                                    Owned at            or Indirect    ship
               Day/Year)  ----------------------------------------------   End of Month        (I)            (Instr. 4)
                              Code    V      Amount    (A) or    Price     (Instr. 3 and 4)    (Instr. 4)
                                                       (D)
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Common Stock   6/99           P-3        11,840,000     A         (1)        11,840,000          D

                                                                              2,660,000          I               (2)


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(1) The securities were issued as consideration in an acquistion of Digital Mafia, LLC, which was owned by Mr. Dash. No per share price was determined.

(2)  Mr. Dash holds an irrevocable stock power over the following shares:
     (i)  444,000 shares owned by his mother, Linda Holmes,
     (ii) 296,000 shares owned by his wife,
     (iii)296,000 shares owned by his minor children, and
     (iv) 1,624,000.




*If the form is filed by more than one reporting person, see Instruction
 4(b)(v).

                                                                          (Over)
                                                                 SEC 2270 (7/97)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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1. Title   2. Conver-  3. Trans-  4. Transac-  5. Number  6. Date      7.Title and  8. Price     9. Number of  10. Owner- 11. Nature
of Deriv-  sion or     action     tion Code    of Deriv-  Exerciable   Amount of    of Deriva-   Derivative    ship Form  of Indir-
ative      Exercise    Date       (Instr. 8)   ative Se-  and Expir-   Underlying   tive Secur-  Securities    of Deriv-  ect Bene-
Security   Price of    (Month/                 curities   ation Date   Securities   ity (Instr.  Beneficially  ative Se-  ficial
(Instr. 3) Derivative  Day/Year)               Acquired   (Month/Day/  (Instr.      5)           Owned at End  curity:    Ownership
           Security                            (A) or      Year)       3 & 4)                    of Month      Direct     (Instr. 4)
                                               Disposed   -------------------------              (Instr. 4)    (D) or
                                               of (D)     Date    Expir-      Amt. or                          Indirect
                                               (Instr.    Exer-   ation Title Num. of                          (I) (Instr.
                                               3, 4 & 5)  cisable Date        Shares                          4)
                                   ---------------------
                                   Code   V   (A)   (D)
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Explanation of Responses:





/s/ DARIEN DASH                                                FEBRUARY 15, 2000
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   ** Signature of Reporting Person                            Date